SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: January 28, 2010

List of materials

Documents attached hereto:

i) Press release entitled "SONY ELECTRONICS ACQUIRES CONVERGENT MEDIA SYSTEMS"

FOR IMMEDIATE RELEASE

Contact:	Tom Di Nome
Sony Electronics Inc.
201-930-6357
Tom.dinome@am.sony.com

SONY ELECTRONICS ACQUIRES CONVERGENT MEDIA SYSTEMS

Deal Enhances Sony’s Integration Services;
Advanced Content Monitoring and Distribution in New and Existing Markets

SAN DIEGO, Jan. 28, 2010 – Sony Electronics Inc. is announcing that it has acquired Convergent Media Systems, a leading provider of video integration solutions to the enterprise market. The Alpharetta, Ga.-based company has established itself as an expert in digital signage and content distribution systems and will be integrated as a subsidiary into Sony Electronics’ broadcast and professional products business.

According to John Scarcella, president of Sony’s Broadcast and Business Solutions Company, the acquisition of Convergent is a “key building block” of Sony’s worldwide business-to-business strategy to accelerate its transformation into a solutions-focused organization. Sony will leverage Convergent’s experience and resources to provide end-to-end systems solutions and managed services in both new and existing professional markets.

“Convergent possesses skills that are necessary for success in the solutions business, adding another layer to our already strong field team,” Scarcella said. “Our customers expect a ‘one-stop’ source when making purchasing decisions for system solutions. Now with Convergent, we can install and integrate the best technology available together with providing content creation, monitoring and distribution services. As a result, our sales people can go to a customer and more confidently offer a comprehensive proposal. It makes the difference between simply reacting to an opportunity vs. proactively selling an end-to-end solution.”

Bryan Allen, Convergent CEO, added, “We’ve had a professional relationship with Sony for many years, and extending that collaboration makes sense for both of our companies and our existing customers. We’re very familiar with the markets that are important to Sony and our expertise and resources perfectly complement their technologies. We are excited about being a part of Sony and leveraging its resources, technologies and capabilities to offer our customers a variety of digital media solutions.”

The addition of Convergent’s resources – including its approximately 150 full-time employees in North America, its extensive network of field service affiliates, and a state-of-the-art network operations center -- will support Sony’s sales and marketing efforts for its key technologies. These include 4K digital cinema system installation and content distribution, professional displays and digital signage, remote monitoring and system diagnostics. The Convergent acquisition is also expected to strengthen Sony’s competitive position in new areas of business for Sony such as providing products and services to corporate, education and government markets, where Convergent already reaches more than one million people. Convergent has currently been working with Sony in support of its 4K rollout and will continue to be an integral part of that deployment.

For more information, visit www.sony.com/professional or www.convergent.com.